Exhibit 4.3

The Very Good Food Company | 2020 Annual Report MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION	2

2020 HIGHLIGHTS	3

CORPORATE OVERVIEW	5

OUR STRATEGIC PROGRESS	8

OUTLOOK	11

FINANCIAL PERFORMANCE REVIEW	15

NON-GAAP FINANCIAL MEASURES	16

QUARTERLY RESULTS	23

CAPITAL MANAGEMENT	24

RELATED PARTY TRANSACTIONS	29

CRITICAL ACCOUNTING ESTIMATES	30

RISKS AND UNCERTAINITIES	31

The Very Good Food Company | Management’s Discussion and Analysis

FORWARD-LOOKING INFORMATION

The 2020 Annual Report of The Very Good Food Company Inc. (“VERY GOOD” or “the Company”), including this management’s discussion and analysis (“MD&A”), contains “forward-looking information” within the meaning of applicable securities laws in Canada. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions.

This forward-looking information includes, but is not limited to, statements relating to: the impact of the COVID-19 pandemic (‘’COVID-19’’) and its impacts on VERY GOOD’s business; the Company’s business strategy and growth plans; the Company’s capital expenditures and operations; anticipated production volume capacities of the production facilities; the Company’s ability to increase wholesale distribution in Canada and in the United States (“US”); VERY GOOD’s acquisition strategy; plans for, and the timing of, the launch of The Very Good Cheese Co. brand in the second quarter of 2021 and the Company’s new “Butcher’s Select” gluten-free line of products in the third quarter of 2021; expectations regarding the scaling of the Company’s retail network; the Company’s plans to obtain non-GMO certification for its products and sustainability certifications and be both carbon and plastic neutral in the future, and the closing of the proposed credit facility financing.

Forward-looking information is based on the Company’s opinions, estimates and assumptions in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions in respect of the impact of COVID-19; no material deterioration in general business and economic conditions; no material fluctuations of interest rates and foreign exchange rates; continued strong demand for VERY GOOD’s products; the construction, costs, schedules, approvals and anticipated benefits of planned capital projects; the availability of sufficient financing on reasonable terms to fund capital requirements associated with existing operations and capital projects; the ability to obtain necessary equipment, production inputs and labour; the ability to retain senior management and other key personnel; the competitive environment conditions; the execution of the Company’s business strategy and growth plans and the impact thereof; future performance including future financial objectives are all material assumptions made in preparing forward-looking information and management’s expectations.

Forward-looking information is based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made and is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. These risks, uncertainties and other factors include, but are not limited to, those set forth under the “Risks and Uncertainties” section of this MD&A. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information.

The forward-looking information contained in this MD&A represents the Company’s expectations as of April 26, 2021 and is subject to change after such date. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws in Canada.

The Very Good Food Company | Management’s Discussion and Analysis

BASIS OF PRESENTATION

The following MD&A is intended to help the reader understand the financial condition and results of the operations of The Very Good Food Company Inc. and constitutes management’s review of the factors that affected the Company’s financial and operating performance for the year ended December 31, 2020. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2020 and 2019 together with the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”). The results for the year ended December 31, 2020 are not necessarily indicative of the results that may be expected for any future period.

Some of the financial measures we provide in this MD&A are non-GAAP financial measures that have no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-GAAP Financial Measures”, starting on page 16, for more information on the Company’s non-GAAP financial measures and reconciliations thereof.

All amounts in this MD&A are expressed in Canadian dollars, except where otherwise indicated. All references to “we”, “us” or “our” refer to the Company, together with its subsidiaries, on a consolidated basis. The information contained in this MD&A, including forward-looking statements, is current as of April 26, 2021 unless otherwise stated.

Additional information regarding the Company is available on the SEDAR website for Canadian regulatory filings at www.sedar.com, and on the Company’s website at www.verygoodfood.com.

2020 HIGHLIGHTS

We use certain operational and financial metrics to measure our performance. These key metrics are highlighted below:

Operational Metrics

	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
For the period ended:
Production volume sold by channel (units)
eCommerce	105,874	9,499	319,682	21,444
Wholesale	44,280	6,461	169,711	22,718
Number of eCommerce orders	13,580	1,511	40,322	4,357
As at period end:
Production capacity (lbs)			20,000	8,100
Number of product SKUs manufactured			14	13
Number of wholesale distribution points(1)			1,300	100

(1)	Wholesale distribution points are defined as the number of retail stores multiplied by the number of SKUs.

The Very Good Food Company | Management’s Discussion and Analysis

Financial Highlights

	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
Revenue by channel
eCommerce	$1,438,931	$118,721	$3,382,458	$225,121
Wholesale	255,276	56,841	840,490	156,137
Butcher Shop, Restaurant and Other	142,475	153,304	413,890	618,539

	$1,836,682	$328,866	$4,636,838	$999,797
Gross Profit(1)	$260,472	$(48,463)	$827,106	$(169,786)
Gross Profit %	14%	(15%)	18%	(17%)
Adjusted Gross Profit(1)	$676,709	$53,662	$1,500,796	$156,020
Adjusted Gross Profit %(1)	37%	16%	32%	16%
Net Loss	$(5,813,132)	$(829,057)	$(13,858,800)	$(2,341,544)
Adjusted EBITDA net loss(1)	$(3,279,266)	$(579,836)	$(8,344,117)	$(1,328,260)
Loss per share – basic and diluted	$(0.06)	$(0.02)	$(0.21)	$(0.06)
Weighted average number of shares outstanding – basic and diluted			66,388,474	36,330,356

(1)	See “Non-GAAP Financial Measures” on page 16 for more information on non-GAAP financial measures and reconciliations thereof.

OUR BUSINESS

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces plant-based meat and other food products that are delicious while maintaining a wholesome nutritional profile.

The Company was incorporated on December 27, 2016, under the laws of the province of British Columbia, Canada under its original name The Very Good Butchers Inc. The Company changed its name to The Very Good Food Company Inc. on October 1, 2019. Our head office is located at 2748 Rupert Street, Vancouver, British Columbia (“BC”), V5M 3T7; registered and records office are located at Suite 409 – 221 West Esplanade, North Vancouver, BC, V7M 3J3.

The Company’s shares commenced trading on the Canadian Securities Exchange (the “CSE”) under the symbol “VERY” on June 18, 2020. During the year, the Company’s shares began trading on the Frankfurt Stock Exchange (the “FSE”) under the symbol “0SI” and on the OTC QB Market (the “OTCQB”) under the symbol “VRYYF” effective July 27, 2020 and October 14, 2020, respectively.

Effective March 17, 2021, the Company ceased trading on the CSE and commenced trading on the TSX Venture Exchange (the “TSXV”) under the symbol “VERY.V”.

The Very Good Food Company | Management’s Discussion and Analysis

CORPORATE OVERVIEW

Our Business Model

As at December 31, 2020, the Company’s product portfolio consisted of 14 products developed under The Very Good Butchers brand. As at December 31, 2020, all of our products were produced in our Victoria Facility located in BC, Canada. As part of our strategy, we continue to focus on expanding our product portfolio and the number of production facilities – see “Our Strategic Progress” section for further details.

We distribute and sell our products in 10 provinces and three territories in Canada and 50 states in the US through three main revenue channels: (1) eCommerce, (2) Wholesale and (3) the Butcher Shop & Restaurant Flagship store (collectively, the “Distribution Network”) as described below.

(1)

eCommerce – Our eCommerce Store, accessible through the Company’s website, sells VERY GOOD’s products both individually and in boxed sets, along with a small variety of third-party products that complement our core offerings. In addition, we offer a monthly subscription service which allows customers to receive monthly boxed sets at a discount over a select period of time. As at December 31, 2020, the Company had over 800 active subscribers across Canada and in the US with new subscribers joining every day, the Company currently has over 2,000 active subscribers.

eCommerce sales allow us to capitalize on demand by shipping products directly to consumers and transforming demand into a recurring income stream via reorders and a subscription model. For the year ended December 31, 2020, the Company shipped 40,322 eCommerce orders. The Company monitors weekly orders versus inventory on hand and manages marketing efforts in lock step with production capacity.

	2020	2019
eCommerce	$3,382,458	$225,121

The Very Good Food Company | Management’s Discussion and Analysis

(2)

Wholesale – As at December 31, 2020, the Company had approximately 1,300 retail distribution points in Canada in 275 stores (the “Wholesale Accounts”). These Wholesale Accounts include national grocery store chains operating in BC including, but not limited to, Whole Foods Markets, Thrifty Foods (Sobeys), Fresh St. Market, Choices Markets, and IGA; as well as smaller independent grocers. VERY GOOD has experienced strong demand for its products in the wholesale channel and continues to market its products to a number of large retailers in both Canada and the US.

	2020	2019
Wholesale	$840,490	$156,137

(3)

Butcher Shop & Restaurant Flagship Store – The Butcher Shop & Restaurant is the brick and mortar of our distribution network. Designed as a flagship store to showcase our products, serve as a test kitchen and be utilized as a key marketing and branding tool. The Butcher Shop & Restaurant also retails a small offering of plant-based dairy and cheese alternatives made by local artisan companies. Our second flagship store, based in Vancouver, BC (“Mount Pleasant”), is scheduled to open later in the fourth quarter of 2021. See “Our Strategic Progress” section for further details.

The Very Good Food Company | Management’s Discussion and Analysis

Our Strategy

Our strategy is grounded in our mission and purpose, our pride in establishing and maintaining strong relationships with our customers through differentiated products, and our commitment to long-term profitable growth.

Our key strategic choices position us to create competitive advantages by offering the right mix of products, creating strong customer awareness and engagement, implementing reliable production at scale, while optimizing our geographic reach and fulfilment:

Scale production and distribution	Strengthen brand awareness and consumer engagement	Launch new products and gain market share	Global expansion

•  Build operational scalability and expand production competencies to meet consumer demand

•  Increase distribution capabilities to drive greater market share capture across Canada and the US

•  Expand into US retail increasing the number of distribution points

•  Deepen brand awareness by encouraging people to consciously make lifestyle choices that affect and contribute to their wellbeing and that of the planet

•  Own consumer relationships by providing the right mix of products at the right price, in the right channels, supported by a brand purpose that consumers can embrace

•  Capitalize on strong R&D capabilities and specialized knowledge of plant-based protein ingredients to expand our range of innovative and delicious product portfolio with a wholesome nutritional profile

•  Invest in technology to support growth and continued development of new innovative products

•  Maximize SKUs and sales velocity of leading products in the market

•  Continue to expand in the Canadian and US markets with future plans to launch products in the UK and Europe via eCommerce and retail

•  Execute on accretive acquisitions to further expand product categories and geographic regions

The Very Good Food Company | Management’s Discussion and Analysis

OUR STRATEGIC PROGRESS

Expanding Production Capacity

Increased production capacity enables us to start to meet the pent-up demand for our products, fulfill a larger number of eCommerce orders, expand our points of distribution within our wholesale network and take advantage of potential food service opportunities. Our ability to reliably produce enough product to consistently fulfill orders is an important factor in the recruitment of larger grocery chains.

Consistent with our growth strategy, we entered into two new food production facility leases during the fiscal year 2020, with the goal of ramping up our production capacity to meet growing demand and increasing the availability of our products to consumers not only in Canada and in the US, but also in Europe.

Rupert Facility

•  Location: Vancouver, BC, Canada

•  Size: 45,000 square feet

•  Potential annual production capacity: 37 million lbs

•  Number of production lines: 2

•  Estimated capital expenditure (including tenant improvements): $20-25 million

•  Start date of food production: April 2021

Patterson Facility

•  Location: Patterson, California, United States

•  Size: 25,000 square feet (with first right of refusal on an additional 25,000 square feet)

•  Potential annual production capacity: 98.5 million lbs

•  Number of production lines: 3-4

•  Expected capital expenditure: $30-50 million

•  Expected start date of food production: latter part of 2021

Rupert Facility

During the third quarter of 2020, a unique opportunity to address near-term demand was presented for an already built-out food production facility in Vancouver, BC (the “Rupert Facility”). The facility comprises approximately 45,000 square feet of production, refrigeration, warehousing, R&D and office space, and is expected to be capable of producing up to 37,000,000 lbs of annualized product to be phased in over the next year. The Company took possession of the lease in January 2021.

The Rupert Facility will have two production lines. The first line, Line 1, has been commissioned, tested and is currently producing product effective April 2021. Line 1 is expected to initially produce 7+ SKUs which are already being sold in the market. The second line is planned to start food production in Q4 2021 and is expected to produce at least another 6+ SKUs that are yet to be launched into the market.

Patterson Facility

To support the expansion of our US operations and the introduction of new products into the market, VERY GOOD signed a lease on August 31, 2020, for a 25,000 square foot production facility, with the option to lease an additional 25,000 square feet, located in Patterson, California (the “Patterson Facility”).

The Patterson Facility is strategically located on the same property as one of the Company’s third-party logistics providers such that product can be delivered for distribution by way of a short-haul forklift at minimal cost and time in transit. The Patterson Facility is also located on key shipping routes for ground transportation to wholesale clients and is in close proximity to key suppliers.

The Very Good Food Company | Management’s Discussion and Analysis

The Patterson Facility can accommodate up to three to four production lines allowing for potential capacity of up to 98,500,000 lbs of product per year. The Company recently recruited a capital projects manager and a plant manager, who have extensive experience in the food manufacturing industry in California, to oversee the Patterson Facility’s commissioning and operations. We plan to start food production in the latter part of 2021.

Victoria Facility

With continued growth in product demand, increasing production at the Victoria Facility was a high priority in 2020. Various initiatives to optimize and increase production were put in place such as effective production scheduling, labour retention and supply chain planning. The Company implemented an updated inventory management system in September 2020 which has streamlined inventory tracking and procurement. In addition, pending possession of additional warehouse space in Victoria at the beginning of 2021, the Company implemented a just-in-time inventory management system, which is expected to further increase capacity and improve eCommerce order wait times. The initiatives implemented to date resulted in an increase in weekly production volume to approximately 20,000 lbs per week as at December 31, 2020.

Expansion of Wholesale Distribution

We continued to expand our Canadian wholesale distribution points during the fiscal year 2020 as part of our strategic focus to meet demand and increase customer awareness resulting in revenue growth. As a result, we entered into several retail partnerships and have expanded our points of distribution in Canada 13 times in the past year.

Since the beginning of fiscal 2021, we have entered into an agreement with Quality Foods to distribute The Very Good Butchers brand, increasing VERY GOOD’s retail network by 14 locations. Quality Foods is a premier Vancouver Island, BC grocer that has operated as a community staple since 1986. In 2017, The Jim Pattison Group acquired the wholly-owned grocery chain and added it to their existing portfolio of brands which include boutique banners such as Urban Fare and larger Western banners like Save-on-Foods. In February 2021, Sobeys agreed to expand product placements into its top ten Safeway locations. Sobeys is Canada’s second-largest retailer; with over 1,500 stores operating under various banners of which 183 are Safeway locations.

To increase our wholesale retail distribution in the US, which is a key component of our 2021 growth strategy, the Company announced on April 14, 2021 that it has entered into a new partnership with Boulder, Colorado-based natural food and beverage brokerage, Green Spoon Sales (“Green Spoon”), to accelerate the Company’s reach into grocery and retail across the US. The partnership with Green Spoon is poised to significantly boost VERY GOOD’s wholesale retail distribution in the US.

Strategic Warehousing and Logistics Partnerships

Establishing hubs across North America is a critical step in building a scalable eCommerce business, reducing shipping costs, and enhancing customer relationships through faster delivery times.

In August 2020, the Company signed agreements with three strategically located third party logistics providers (“3PL”) in North America to increase speed of delivery to customers and reduce associated shipping costs for its eCommerce orders. The 3PL facilities’ centralized locations provide VERY GOOD with the capabilities of reaching anywhere in North America in 2-3 days via ground transportation. All three providers provide, pick, pack and ship for our eCommerce orders, increasing our online order fulfilment rate from 900 per week to 1,800 during the fourth quarter of 2020; and wholesale palletization for our retail orders.

We are currently exploring 3PL partnerships in Europe with plans to launch an eCommerce sales platform in the United Kingdom in the third quarter of 2021; and an online platform in the European Union late in the fourth quarter of 2021.

The Very Good Food Company | Management’s Discussion and Analysis

Mount Pleasant Flagship Store and R&D Innovation Centre

In January 2020, the Company signed a lease for an approximately 14,000 square feet space in Vancouver’s Mount Pleasant district (“Mount Pleasant”) and took possession on September 1, 2020. Mount Pleasant will be our second flagship store with a retail front featuring our Butcher Shop and Restaurant concept including a test kitchen and R&D innovation centre. The R&D innovation centre will include a smaller production line which will be used to test new products and produce product for sale. This investment in product innovation and development will allow for the rapid introduction of new creative products into the market in line with our growth strategy.

The design and layout for Mount Pleasant have been finalized. The Company is working with the City of Vancouver on the construction permits required. We anticipate welcoming our first customers to the Mount Pleasant flagship store in Q4 2021.

Victoria Flagship Store

In January 2021, we announced the launch of a new flagship Butcher Shop and Restaurant located in downtown Victoria, BC. The new flagship restaurant will have an outdoor patio and a larger footprint than our current butcher shop located in the Victoria Public Market and will accommodate a higher volume of customers while maintaining COVID-19 pandemic social distancing protocols. This Butcher Shop and Restaurant will be a template for the opening of additional flagship stores across strategic cities in North America. Improvements are underway and the new butcher shop is scheduled for an official opening in June 2021.

Strategic Acquisitions

Our acquisition strategy centers on assessing selective complementary assets with new superior product offerings creating the right mix of products for our customers, generating strong brand awareness, manufacturing or distribution capabilities, with North American or European footholds and the opportunity for large upside potential.

On February 24, 2021, in line with our acquisition strategy, the Company completed the acquisition of The Cultured Nut Inc. (the “Cultured Nut”), a highly popular artisan vegan cheese producer on the West Coast of Canada with current sales distribution in several online and grocery retailers including select Whole Foods Market stores. We plan to rebrand Cultured Nut’s product line under a new brand called The Very Good Cheese Co. which is expected to launch in the second quarter of 2021 through VERY GOOD’s eCommerce and wholesale distribution networks.

The acquisition was completed pursuant to a share purchase agreement with the shareholders of Cultured Nut for an aggregate purchase price of $3,000,000; comprised of an equity payment of $1,000,000 consisting of 139,676 VERY GOOD common shares at a deemed price of approximately C$7.16 per share and a cash portion of $2,000,000 of which $1,000,000 is contingent on the successful achievement of certain milestones related to the integration of the Cultured Nut’s business over a 12-month period.

On March 15, 2021, VERY GOOD completed the strategic acquisition of the Lloyd-James Marketing Group Inc. (“Lloyd-James”), a boutique wholesale and food service broker specializing in the plant-based food industry with a history of placement in large natural, speciality and conventional grocery retailers such as Sobeys, Metro, Loblaws and Walmart. Since 2019, Lloyd-James has played an integral role in the development of VERY GOOD’s retail distribution network into retailers such as Whole Foods Market, Sobeys, The Pattison Group and several others.

The Very Good Food Company | Management’s Discussion and Analysis

The acquisition was completed pursuant to a share purchase agreement with the sole shareholder of Lloyd-James for an aggregate purchase price of $1,075,000; comprised of an equity payment of $400,000 consisting of 62,329 VERY GOOD common shares at a deemed price of approximately $6.42 per share and a cash portion of $675,000 of which $350,000 is contingent on the successful achievement of certain milestones related to the achievement of specific sales targets during the fiscal period ended 2021.

Developing Innovative Products

We have a team of scientists and food technology experts in Vancouver working on developing innovative new plant-based products and continuously improving the taste and texture of our product line.

During the third quarter of 2020, we launched the retail rollout of The Very Good Pepperoni, an upscale adzuki bean-based pepperoni product for the use in pizzas, charcuterie, and many other creations; as well as The Very Good Dog, our plant-based version of the classic hot dog.

VERY GOOD is currently developing its new gluten-free Butcher’s Select product line which is expected to be introduced in the third quarter of 2021. The Butcher’s Select product range comprises extra meaty artisanal meats made with simple plant-based ingredients. These sausages, burgers and meatballs are gluten-free, soy-free and will be Non-GMO verified.

From the acquisition of The Cultured Nut, VERY GOOD will be launching The Very Good Cheese Co. brand in the second quarter of 2021 in the eCommerce channel with retail to follow. Of Cultured Nut’s seven products already in retail, VERY GOOD has selected four to relaunch in the summer with the remaining products to be reintroduced in 2022. Cultured Nut has an extensive R&D pipeline of over eight products new to the retail market which VERY GOOD will be performing readiness assessments on in the latter part of the year.

OUTLOOK

We are excited to see what we can achieve in 2021 with the launch of the Rupert Facility effectively adding 45,000 square feet of production space and enabling over 27 times current production capacity by the end of the year, allowing us to meet the growing demand for our products. On April 7, 2021, we announced the commissioning of our first production line - by butchering the very first bean - at the Rupert production facility. Food production is expected to commence at our Patterson Facility in California in the latter half of 2021 with the commissioning of its first large scale production line in the first quarter of 2022.

We are actively building and strengthening our leadership team with our recent acquisition of the Lloyd-James Marketing Group and recent appointments to the sales and marketing teams. We expect to scale our retail network from 275 retail stores and 1,300 points of distribution at the end of 2020 to a target of greater than 3,000 retail stores and 15,000 points of distribution by the end of 2021 in Canada and the US.

At the same time, we are also positioned to take advantage of the increase in online grocery shopping with our established eCommerce platforms in Canada and the US. With enhanced production capacity to meet customer demand, the launch of our US eCommerce website in the third quarter of 2020 and agreements with strategically located third party logistics providers that will reduce both order and shipment fulfilment times, we will have the capability to complete over 5,000 orders per week in 2021.

Our R&D team of food scientists and technology experts continue to focus on formalizing the next generation of plant-based products that are non-GMO certified. R&D will remain a core focus area for us in 2021 and beyond as we continue to create plant-based products with high-quality ingredients that deliver a healthier nutritional profile and taste great. In the third quarter of 2021, we expect to launch our new Butcher’s Select, gluten-free line of products including burgers, meatballs and sausages which will be distributed through both eCommerce and Wholesale channels in Canada and the US.

The Very Good Food Company | Management’s Discussion and Analysis

We will continue to drive towards sustainability, including regular evaluations of our sourcing and manufacturing and clean packaging that is both environmentally friendly and guarantees shelf life. We are also committed to continuous research, development, and improvement, working to achieve sustainability certifications and aiming to eventually be both carbon and plastic neutral. We are working on non-GMO certification of our products, which we are targeting to achieve starting in Q3 2021.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 a worldwide pandemic. COVID-19 has continued to spread globally and has had a significant impact on general economic conditions on a global scale.

We experienced a surge in demand in our eCommerce store early on in the COVID-19 pandemic due to consumer trends shifting toward eating at home as a result of social distancing restrictions. At the same time, we experienced a decline in our Victoria Butcher Shop business, as a result of government mandated closures for in-restaurant dining. Since March 2020, we have operated our Victoria Facility with stringent safety measures in place including the extensive use of personal protective equipment by our team members.

While some of these restrictions have been lifted or eased in many jurisdictions as the rates of COVID-19 infections have decreased or stabilized, as at the date of this Management’s Discussion and Analysis, BC continues to experience a resurgence of COVID-19 which has led to renewed restrictions including a provincial order to suspend dine-in restaurant services which is currently in effect until May 26, 2021 and which may be extended further. As a result of this ‘’third wave’’, we may experience short-term or extended disruptions to our operations and could be required to temporarily suspend production as a result of an outbreak of COVID-19. Similarly, the ongoing production ramp-up and planned construction of line 2 at the Rupert Facility, construction at Mount Pleasant Facility and the opening of the new location of our Victoria Butcher Shop may be moderately or severely delayed as a result of COVID-19 related impacts. We could also be negatively affected if our suppliers, distributors or logistics providers experience disruptions within their operations.

The Very Good Food Company | Management’s Discussion and Analysis

KEY LEADERSHIP CHANGES AND APPOINTMENTS

Board of Directors

In December 2020, Bill Tolany, a past Whole Foods Market and Amazon executive, was appointed to VERY GOOD’s Board of Directors. Bill brings a wealth of experience in marketing and eCommerce strategies. Bill served as the Senior Director of Marketing at Whole Foods Market, where he was responsible for launching the company’s integrated marketing team and growing alternative commerce sales by hundreds of millions of dollars. Bill was then recruited by Amazon to join the company as Regional General Manager, where he helped lead the launch and expansion of Amazon Prime Now, Amazon’s transformative entry into local retail and ultra-fast delivery.

In connection with this appointment, Drew Bonnell stepped down from the Company as Director and Corporate Secretary effective December 4, 2020. Drew led VERY GOOD’s Initial Public Offering (“IPO”) and was instrumental in the growth of the Company to where it is today.

“The Bean Suite” (C-Suite)

As of January 2021, Ana Silva commenced her role with the Company as President. Ana was born and raised in Portugal, a culture where bringing people together over good food is foundational. Ana is a people-focused leader, excited to unlock the potential at VERY GOOD. Accelerating team and growth is her passion. She spent the past five years with Daiya Foods as CFO, when Daiya was ranked as the fastest growing plant-based company in North America and successfully sold for C$405 million.

Kamini Hitkari joined VERY GOOD as CFO on September 22, 2020. Kamini has held progressive roles in corporate finance since her PwC days, serving in top executive positions contributing to strategic M&A transactions of up to C$2.6 billion, scaling businesses and launching product lines for companies like Aurora Cannabis and HSBC Bank Canada.

The Very Good Food Company | Management’s Discussion and Analysis

“The Beantastics” (Leadership Team)

Kyle Marancos joined the team as Director of Marketing effective January 2021. Kyle has an extensive pedigree in the food and beverage industry where he spent the last six years as the Director of Marketing with Earth’s Own Food Company Inc., well known for their Happy Planet Products. Prior experience also includes twelve years working with Unilever, where he was the Senior Global Brand Development Manager for their Bertolli Brand.

In February 2021, the Company announced the appointment of Kevin Callaghan, a veteran sales executive in the plant-based food space, as its Director of Sales for US markets. Kevin has extensive experience in the plant-based food industry where he held senior roles with early rapid growth companies including Daiya.

Jordan James Rogers joined The VERY GOOD team as Director of Sales for Canada in March 2021. In his previous role as the founder of Lloyd-James Marketing Group Inc, Canada’s first natural and plant-based food brokerage, which was acquired by VERY GOOD on March 15, 2021.

The Very Good Food Company | Management’s Discussion and Analysis

FINANCIAL PERFORMANCE REVIEW

Effective for the year ended December 31, 2020, the Company elected to change its accounting policy for the presentation of expenses on its consolidated statements of net loss and comprehensive loss from the “nature of expense” method to the “function of expense” basis. The Company believes that the revised presentation provides more relevant financial information to users of the consolidated financial statements.

Management has applied the change in presentation retrospectively and the consolidated statement of net loss and comprehensive loss for the year ended December 31, 2019 was reclassified. Refer to Note 3 of the consolidated financial statements for further details.

Selected Financial Information

	Three months ended December 31	Three months ended September 30	Three months ended December 31	Year ended December 31	Year ended December 31
	2020	2020	2019	2020	2019
Revenue	$1,836,682	$1,373,814	$328,866	$4,636,838	$999,797
Procurement expense	(1,576,210)	(1,085,675)	(377,329)	(3,809,732)	(1,169,583)

Gross profit(1)	260,472	288,139	(48,463)	827,106	(169,786)
Gross profit %(1)	14%	21%	(15%)	18%	(17%)
Fulfilment expense	(778,123)	(637,905)	(72,754)	(1,907,621)	(170,617)
General and administrative expense	(3,858,273)	(1,890,707)	(563,217)	(7,084,795)	(1,622,541)
Marketing and investor relations expense	(973,853)	(1,365,552)	(45,595)	(3,243,210)	(64,445)
Research and development expense	(210,018)	(104,908)	(101,337)	(477,750)	(125,680)

Operating loss	(5,559,795)	(3,710,933)	(831,366)	(11,886,270)	(2,153,069)
Finance (expense) income	(148,014)	(782,506)	17,516	(1,842,853)	(173,268)
Other expense	(105,323)	(3,588)	I15,207)	(129,677)	(15,207)

Net loss	$(5,813,132)	$(4,497,027)	$(829,057)	$(13,858,800)	$(2,341,544)

Adjusted gross profit(1)	$676,709	$370,507	$53,662	$1,500,796	$156,020
Adjusted gross profit %(1)	37%	27%	16%	32%	16%
Adjusted EBITDA loss(1)	$(3,279,266)	$(3,138,595)	$(579,836)	$(8,344,117)	$(1,328,260)

(1)	See “Non-GAAP Financial Measures” on page 16 for more information on non-GAAP financial measures and reconciliations thereof.

The Very Good Food Company | Management’s Discussion and Analysis

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as net loss before finance expense, tax, depreciation and amortization, share-based compensation and other one-time and non-cash items. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance.

	Three months ended December 31	Three months ended September 30	Three months ended December 31	Year ended December 31	Year ended December 31
	2020	2020	2019	2020	2019
Net loss as reported	$(5,813,132)	$(4,497,027)	$(829,057)	$(13,858,800)	$(2,341,544)
Adjustments:
Depreciation	153,295	117,265	50,803	425,276	161,583
Loss on termination of lease	—	7,533	—	7,533	—
Finance expense (income)	148,014	782,506	(17,515)	1,842,853	173,268
Share-based compensation	1,951,150	379,326	200,933	2,780,488	200,933
Shares, units and warrants issued for services	281,407	71,802	15,000	458,533	477,500

Adjusted EBITDA loss	$(3,279,266)	$(3,138,595)	$(579,836)	$(8,344,117)	$(1,328,260)

Gross profit and adjusted gross profit

Management utilizes adjusted gross profit to provide a representation of performance in the period by excluding the non-cash impact of share-based expense recognized in procurement expense during the period as well as The Butcher Shop & Restaurant related procurement costs. Management believes adjusted gross profit provides useful information as it represents gross profit for management purposes based on cost to procure and manufacture the Company’s finished goods excluding any non-cash items.

	Three months ended December 31	Three months ended September 30	Three months ended December 31	Year ended December 31	Year ended December 31
	2020	2020	2019	2020	2019
Revenue	$1,836,682	$1,373,814	$328,866	$4,636,838	$999,797
Procurement expense	(1,576,210)	(1,085,675)	(377,329)	(3,809,732)	(1,169,583)

Gross profit	260,472	288,139	(48,463)	827,106	(169,786)
Adjustments:
The Butcher Shop & Restaurant procurement expense	140,028	76,439	90,376	377,306	314,057
Share-based compensation	276,209	5,929	11,749	296,384	11,749

Adjusted gross profit	$676,709	$370,507	$53,662	$1,500,796	$156,020
Adjusted gross profit %	37%	27%	16%	32%	16%

The Very Good Food Company | Management’s Discussion and Analysis

Revenue

Revenue by geographic region

	Three months ended December 31	Three months ended September 30	Three months ended December 31	Year ended December 31	Year ended December 31
	2020	2020	2019	2020	2019
Canada	$1,349,314	$1,227,850	$328,866	$4,003,507	$999,797
United States	487,368	145,964	—	633,331	—

Total	$1,836,682	$1,373,814	$328,866	$4,636,838	$999,797

Revenue by channel

	Three months ended December 31	Three months ended September 30	Three months ended December 31	Year ended December 31	Year ended December 31
	2020	2020	2019	2020	2019
eCommerce	$1,438,931	$978,885	$118,721	$3,382,458	$225,121
Wholesale	255,276	310,443	56,841	840,490	156,137
Butcher Shop & Restaurant and Other	142,475	84,486	153,304	413,890	618,539

Total	$1,836,682	$1,373,814	$328,866	$4,636,838	$999,797

Three Months Ended December 31, 2020 compared to September 30, 2020

Revenue increased $462,868 (34%) to $1,836,682 in the fourth quarter of 2020, compared to $1,373,814 in the previous quarter ended September 30, 2020. This increase was driven by $487,368 in US eCommerce sales compared to $145,964 in the previous quarter mainly due to the launch of our US eCommerce platform in July 2020, as well as holiday orders and promotional initiatives including Black Friday and Cyber Monday.

Three Months Ended December 31, 2020 compared to December 31, 2019

Revenue increased $1,507,816 (458%) to $1,836,682 in the fourth quarter of 2020, compared to $328,866 in the same period in fiscal 2019. The growth in revenue was driven by an increase of $1,320,210 in eCommerce sales and $198,435 in wholesale revenue due to the Company’s scaling of production and distribution through both of these sales channels. Of the increase in eCommerce revenue, $487,368 was attributed to US sales with the introduction of the Company’s US website in the third quarter of 2020. Wholesale revenue increased during the fourth quarter due to higher demand of our holiday products; in addition to agreements with new wholesale distributors during the latter half of the year.

Year Ended December 31, 2020 compared to December 31, 2019

Revenue increased $3,637,041 (364%) to $4,636,838 for the year ended December 31, 2020, compared to $999,797 in fiscal 2019. The increase in revenue was attributed to the Company’s continued focus on scaling production and distribution through both its eCommerce and wholesale sales channels. During fiscal 2020, average production capacity increased from 8,100 lbs per week to approximately 20,000 lbs per week resulting from our new 3PL logistics partnerships allowing for fulfilment of our sales orders at third party distribution centres and other programs to increase the production footprint at the Victoria Facility. eCommerce orders increased 825% from 4,357 orders in fiscal 2019 to 40,322 orders in fiscal 2020 primarily due to an increase in key marketing and sales initiatives to drive higher sales volume in both Canada and the US. Wholesale distribution points increased 1,200% from 100 in fiscal 2019 to 1,300 in fiscal 2020 with the addition of new retail banners.

The Very Good Food Company | Management’s Discussion and Analysis

Procurement expense

Procurement expense consists of the cost of raw materials, supplies and inventory packaging, inbound shipping charges, employee wages and benefits, and other attributable overhead expenses incurred in the procurement and manufacturing of the Company’s finished goods. Procurement expense also includes expense associated with the Butcher Shop & Restaurant including food costs, direct labor and other attributable overhead expenses.

Three Months Ended December 31, 2020 compared to September 30, 2020

Procurement expense increased $490,535 (45%) to $1,576,210 in the fourth quarter of 2020, compared to $1,085,675 in the previous quarter ended September 30, 2020. The increase in procurement expense was mainly attributed to higher share-based compensation expense of $270,280 incurred for new employees hired to support revenue growth as well as increased sales during the quarter.

Three Months Ended December 31, 2020 compared to December 31, 2019

Procurement expense increased $1,198,881 (318%) to $1,576,210 in the fourth quarter of 2020, compared to $377,329 in the same quarter in fiscal 2019. The increase in procurement expense was primarily driven by the Company ramping up production to support the distribution of its products; in addition to $264,460 in higher share-based compensation expense incurred for new employees hired for production.

Year Ended December 31, 2020 compared to December 31, 2019

Procurement expense increased $2,640,149 (226%) to $3,809,732 for the year ended December 31, 2020, compared to $1,169,583 in the same period in fiscal 2019 for the same reasons outlined above.

Gross profit and adjusted gross profit

Gross profit is a non-GAAP measure calculated as total revenue less procurement expense. See “Non-GAAP Financial Measures” on page 16 for more information on management’s use of adjusted gross profit and a reconciliations thereof.

Three Months Ended December 31, 2020 compared to September 30, 2020

Gross profit decreased $27,667 (10%) to $260,472 or 14% in the fourth quarter of 2020, compared to $288,139 or 21% in the previous quarter ended September 30, 2020. Excluding the Butcher Shop & Restaurant procurement expense and share-based compensation, adjusted gross profit was $676,709 or 37% in the fourth quarter of 2020, compared to $370,507 or 27% in the previous quarter ended September 30, 2020. The improvement in adjusted gross profit was primarily driven by increased sales volume achieved through maximizing the production footprint at the Victoria Facility.

Three Months Ended December 31, 2020 compared to December 31, 2019

Gross profit increased $308,935 (637%) to $260,472 or 14% in the fourth quarter of 2020, compared to gross loss of $48,463 or -15% for the same period in fiscal 2019. Excluding the Butcher Shop & Restaurant procurement expense and share-based compensation, adjusted gross profit was $676,709 or 37% in the fourth quarter of 2020, compared to $53,662 or 16% in the fourth quarter in 2019. The improvement in adjusted gross profit was primarily driven by increased sales volume achieved through maximizing the production footprint at the Victoria Facility.

The Very Good Food Company | Management’s Discussion and Analysis

Year Ended December 31, 2020 compared to December 31, 2019

Gross profit increased $996,892 (587%) to $827,106 or 18% for the year ended December 31, 2020, compared to gross loss of $169,786 or -17% in fiscal 2019. Excluding the Butcher Shop & Restaurant procurement expense and share-based compensation, adjusted gross profit was $1,500,796 or 32% for the year ended December 31, 2020, compared to $156,020 or 16% for fiscal 2019. The improvement in gross profit is for the same reasons outlined above.

Fulfilment expense

Fulfilment expense represents third-party fulfilment costs for picking and packing of inventory into orders, fulfilment packaging costs, direct fulfilment labor, outbound shipping and freight costs, and warehousing and shipping fees for customer orders.

Three Months Ended December 31, 2020 compared to September 30, 2020

Fulfilment expense increased $140,218 (22%) to $778,123 in the fourth quarter of 2020, compared to $637,905 in the previous quarter ended September 30, 2020. Fulfilment expense increased mainly due to higher outbound shipping costs and 3PL logistics services due to scaling of eCommerce and wholesale orders through marketing efforts.

Three Months Ended December 31, 2020 compared to December 31, 2019

Fulfilment expense increased $705,369 (970%) to $778,123 in the fourth quarter of 2020, compared to $72,754 in the same quarter in fiscal 2019. The increase in fulfilment expense was primarily driven by the ramp up of production and sales efforts to scale our eCommerce and wholesale orders. To support these efforts, the Company entered into agreements with three 3PL logistic service providers in Canada and the US to increase the production footprint at the Victoria Facility and improve order fulfilment speed. Shipping costs also increased due to higher carrier changes to improve eCommerce delivery times.

Year Ended December 31, 2020 compared to December 31, 2019

Fulfilment expense increased $1,737,004 (1,018%) to $1,907,621 for the year ended December 31, 2020, compared to $170,617 in the same period in fiscal 2019 for the same reasons outlined above.

General and administrative expense

General and administrative expense are primarily comprised of administrative expenses, salaries, wages and benefits, including associated share-based compensation not directly associated with other functions, non-production rent expense, depreciation and amortization expense on non-production assets and other non-production operating expenses. Administrative expenses include the expenses related to management, accounting, legal, information technology, and other support functions.

Three Months Ended December 31, 2020 compared to September 30, 2020

General and administrative expense increased $1,967,566 (104%) to $3,858,273 in the fourth quarter of 2020, compared to $1,890,707 in the previous quarter ended September 30, 2020. The increase in general and administrative expense is mainly attributed to higher share-based compensation expense of $1,234,573 because of stock option grants to new employees to create alignment with the aim of generating shareholder value.

The Very Good Food Company | Management’s Discussion and Analysis

Three Months Ended December 31, 2020 compared to December 31, 2019

General and administrative expense increased $3,295,056 (585%) to $3,858,273 in the fourth quarter of 2020, compared to $563,217 in the same period in fiscal 2019. Share-based compensation expense was higher by $1,416,887 compared to the same period in fiscal 2019 due to the introduction of an employee equity compensation program in fiscal 2020. Excluding share-based compensation, general and administrative expense increased $1,878,169 (489%) in the fourth quarter of 2020, compared to the same quarter in 2019. The increase is mainly attributable to higher salaries and wages expense as the Company hired key management and administrative positions to support its planned growth. The Company also incurred additional accounting and legal, and general office expenses due to the higher volume of business.

Year Ended December 31, 2020 compared to December 31, 2019

General and administrative expense increased $5,462,254 (337%) to $7,084,795 in 2020, compared to $1,622,541 in fiscal 2019. Share-based compensation expense was higher by $2,190,832 compared to the same period in fiscal 2019 due to the introduction of an employee equity compensation program in fiscal 2020. Excluding share-based compensation, general and administrative expense increased $3,271,422 (227%) in fiscal 2020, mainly attributable to higher salaries and wages expense of $2,370,059 as the Company continued to hire key management and administrative positions to support its planned growth. Higher legal, audit and professional fees of $395,262 were incurred in fiscal 2020 primarily due to the Company’s listing on the Canadian Securities Exchange and subsequent financings. The Company also incurred office rent expense, recruitment fees, information technology and licensing costs with the build out of the team in both Victoria and Vancouver, BC to support the next phase of growth.

Marketing and investor relations expense

Three Months Ended December 31, 2020 compared to September 30, 2020

Marketing and investor relations expense decreased $391,699 (29%) to $973,853 in the fourth quarter of 2020, compared to $1,365,552 in the previous quarter ended September 30, 2020. The decrease was primarily due to digital marketing campaigns and investor relations communications and awareness programs initiated in the previous quarter focused on building company and brand awareness.

Three Months Ended December 31, 2020 compared to December 31, 2019

Marketing and investor relations expense increased $928,258 (2,036%) to $973,853 in the fourth quarter of 2020, compared to $45,595 in the same quarter in fiscal 2019. The increase in marketing and investor relations expense was mainly due to the introduction of digital marketing campaigns for the eCommerce channel focused on customer acquisition as well as corporate investor relations communications and awareness initiatives in fiscal 2020.

Year Ended December 31, 2020 compared to December 31, 2019

Marketing and investor relations expense increased $3,178,765 (4,933%) to $3,243,210 for the year ended December 31, 2020, compared to $64,445 in fiscal 2019 for the same reasons above.

The Very Good Food Company | Management’s Discussion and Analysis

Research and development expense

Three Months Ended December 31, 2020 compared to September 30, 2020

Research and development expense increased $105,110 (100%) to $210,018 in the fourth quarter of 2020, compared to $104,908 in the previous quarter ended September 30, 2020. The increase in research and development expense was mainly attributed to additional salaries and wages expense including share-based compensation expense of $39,663 incurred to expand the R&D team for future product innovation and development.

Three Months Ended December 31, 2020 compared to December 31, 2019

Research and development expense increased $108,681 (107%) to $210,018 in the fourth quarter of 2020, compared to $101,337 in the same quarter in fiscal 2019. The increase in research and development expense was mainly attributed to additional salaries and wages expense including share-based compensation of $42,891 incurred to expand the R&D team for future product innovation and development.

Year Ended December 31, 2020 compared to December 31, 2019

Research and development expense increased $352,070 (280%) to $477,750 for the year ended December 31, 2020, compared to $125,680 in fiscal 2019 for the same reasons above.

Finance Expense

Three Months Ended December 31, 2020 compared to September 30, 2020

Finance expense decreased $634,492 (81%) to $148,014 in the fourth quarter of 2020, compared to $782,506 in the previous quarter ended September 30, 2020. The decrease in expense was due to the issuance of common shares in the prior quarter with a fair value of $694,375 pursuant to the settlement of $102,113 owing to a vendor resulting in a loss on settlement of debt of $592,262.

Three Months Ended December 31, 2020 compared to December 31, 2019

Finance expense increased $165,530 (945%) to $148,014 in the fourth quarter of 2020, compared to finance income of $17,516 in the same quarter in fiscal 2019. The increase was mainly attributed to interest expense on lease liabilities pertaining to right-of-use assets for the Rupert Facility, Patterson Facility and Mount Pleasant.

Year Ended December 31, 2020 compared to December 31, 2019

Finance expense increased $1,669,585 (964%) to $1,842,853 for the year ended December 31, 2020, compared to $173,268 in fiscal 2019. The increase in finance expense was mainly attributed to $765,000 in losses recognized for the difference between the fair value of the common shares issued and the carrying value of the convertible debentures at the time of conversion. The Company also incurred $592,262 for a loss on settlement of debt in the third quarter of 2020 as noted above and recognized $345,958 in interest expense on lease liabilities pertaining to right-of-use assets for the Rupert Facility, Patterson Facility and Mount Pleasant.

The Very Good Food Company | Management’s Discussion and Analysis

Other Expense

Three Months Ended December 31, 2020 compared to September 30, 2020

Other expense increased $101,735 (2,835%) to $105,323 in the fourth quarter of 2020, compared to $3,588 in the previous quarter ended September 30, 2020. The increase in other expense was mainly attributed to pre-construction costs for the Rupert Facility.

Three Months Ended December 31, 2020 compared to December 31, 2019

Other expense increased $90,116 (593%) to $105,323 in the fourth quarter of 2020, compared to $15,207 in the same quarter in fiscal 2019. The increase in other expense was mainly attributed to pre-construction costs for the Rupert Facility.

Year Ended December 31, 2020 compared to December 31, 2019

Other expense increased $114,470 (753%) to $129,677 for the year ended December 31, 2020, compared to $15,207 in fiscal 2019, for the same reasons above.

Selected Annual Financial Information

	As at and for the year ended December 31
	2020	2019	2018
Revenue	$4,636,838	$999,797	$1,050,403
Net loss	$(13,858,800)	$(2,341,544)	$(398,722)
Loss per share (basic and diluted)	$(0.21)	$(0.06)	$(0.01)
Weighted average number of shares outstanding (basic and diluted)	66,388,474	36,330,356	30,000,000

Total assets	$35,182,597	$1,344,219	$125,103
Total non-current financial liabilities	5,419,352	949,313	338,761
Total liabilities	7,540,254	1,684,800	642,373
Share capital	39,335,150	2,245,422	83
Deficit	$(16,717,697)	$(2,858,897)	$(517,353)

Total assets

Total assets increased to $35,182,597 as at December 31, 2020 from $1,344,219 as at December 31, 2019; primarily from $35,888,802 in proceeds received for the issuance of units and exercise of warrants and stock options. Right-of-use assets also increased by $4,653,197 during the year as the Company continued to expand capacity at the Victoria Facility and leases acquired for the Rupert Facility, Patterson Facility and Mount Pleasant. As of December 31, 2020, the Company had cash and cash equivalents of $25,084,083.

The Very Good Food Company | Management’s Discussion and Analysis

Total liabilities

Total liabilities increased to $7,540,254 as at December 31, 2020 from $1,684,800 as at December 31, 2019; primarily due to an increase of $1,639,422 in accounts payable and accrued liabilities from the ramp-up of operations, and an increase of $5,143,815 in lease liabilities mainly pertaining to right-of-use assets including the Rupert Facility, Patterson Facility and Mount Pleasant. These increases were offset by a decrease of $1,021,265 in convertible debentures liability as a result of the conversion of all outstanding debentures into common shares from the completion of a qualified financing.

Share Capital

Share capital increased to $39,335,150 at the end of 2020, compared to $2,245,422 primarily due to the issuance of 26,808,076 common shares and 13,369,876 warrants exercised related to the IPO and various private placements during the year.

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended December 31, 2020. The information has been derived from our unaudited quarterly condensed interim consolidated financial statements.

2020	Q1	Q2 (1)(2)	Q3 (2)	Q4	Year
Revenue	$338,552	$1,087,790	$1,373,814	$1,836,682	$4,636,838
Net loss	$(1,129,986)	$(2,418,655)	$(4,497,027)	$(5,813,132)	$(13,858,800)
Comprehensive loss	$(1,129,986)	$(2,418,655)	$(4,497,107)	$(5,806,392)	$(13,852,140)
Loss per share (basic and diluted)	$(0.02)	$(0.05)	$(0.06)	$(0.06)	$(0.21)
Number of eCommerce orders	2,441	11,194	13,107	13,580	40,322

(1)

The June 30, 2020 quarterly net loss and comprehensive loss has been restated to reflect an adjustment made at December 31, 2020 to record a finance expense of $765,000 related to the conversion of the Company’s convertible debentures in June 2020. As a result of the adjustment recorded, the net loss and comprehensive loss for the three month period ended June 30, 2020 has increased from $1,653,655 to $2,418,655 and the loss per share (basic and diluted) for the second quarter of 2020 has increased from $0.03 to $0.05.

(2)

The June 30, 2020 and September 30, 2020 quarterly revenue have been restated to reflect adjustments made at December 31, 2020 to reclass sales discounts and promotions through various programs that was previously recorded as advertising and promotion expense to a reduction of revenue. The reclassification of expense has no impact to net loss and comprehensive loss for the quarters. As a result of the adjustments recorded, revenue for the three month period ended June 30, 2020 has decreased from $1,100,816 to $1,087,790 and revenue for the three month period ended September 30, 2020 has decreased from $1,393,234 to $1,373,814.

2019	Q1	Q2	Q3	Q4	Year
Revenue	$218,956	$222,054	$229,921	$328,866	$999,797
Net loss and comprehensive loss	$(235,006)	$(246,740)	$(1,030,739)	$(829,059)	$(2,341,544)
Loss per share (basic and diluted)	$(0.00)	$(0.01)	$(0.03)	$(0.02)	$(0.06)
Number of eCommerce orders	1,894	536	416	1,511	4,357

The Very Good Food Company | Management’s Discussion and Analysis

Revenues have increased over the last eight quarters. The sales growth has been mainly attributed to the increase in eCommerce where we have seen a growing demand for our products online. During the third quarter of 2020, the Company started selling products through its US eCommerce website where we have seen further revenue growth. Furthermore, the Company made significant efforts to increase production capacity in the second half of 2020 and parted with new 3PL partners that allowed for increased production footprint at the Victoria Facility. The increase in net loss and comprehensive loss is mainly attributed to the ramping up of production to support the distribution of the Company’s products as well as higher outbound shipping and 3PL logistic services due to the scaling of eCommerce and wholesale orders through marketing efforts. The Company also incurred higher general and administration expense due to the hiring of employees for expansion and increased office expense, recruitment fees, information technology and licensing cost with the build out of the teams in both Victoria and Vancouver to support its next phase growth.

CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital is to maintain a capital structure that allows financing options to the Company in order to benefit from potential opportunities as they arise. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders’ equity and debt. The Company has historically relied on debt and more recently the equity markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce cost of capital.

The following table summarizes our cash flows for the years ended December 31, 2020, and 2019:

	Year ended December 31
	2020	2019
Operating activities	$(9,660,481)	$(1,432,523)
Investing activities	(564,437)	(281,921)
Financing activities	34,900,987	2,106,173
Effect of foreign exchange on cash and cash equivalents	2,404	—

Net changes in cash and cash equivalents	$24,678,473	$391,729

Operating activities

Net cash used in operating activities for the year ended December 31, 2020 was $9,660,481 as a result of the net loss for the period of $13,858,800 and an increase in non-cash working capital of $1,299,564; partially offset by non-cash expenses related to share-based compensation of $2,780,488, finance expense of $1,842,853, depreciation of $425,276, shares, units and warrants issued for services of $458,533. During the comparative period ending December 31, 2019, net cash used in operating activities was $1,432,523 as a result of the net loss for period of $2,341,544 and an increase in non-cash working capital of $115,668; partially offset by non-cash expenses related to shares and units issued for services of $477,500, share-based compensation of $200,933, finance expense of $173,268 and depreciation of $161,583.

The Very Good Food Company | Management’s Discussion and Analysis

Investing activities

Net cash used in investing activities for the year ended December 31, 2020 was $564,437 relating to capital expenditures for the restaurant and production equipment to expand production. During the comparative period ending December 31, 2019, net cash used in investing activities was $281,921 related to the restaurant and production equipment used in the Victoria Facility.

Financing activities

Net cash received from financing activities for the year ended December 31, 2020 was $34,900,987 as at result of net proceeds from the issuance of units pursuant to the IPO and additional financings, $10,863,951 received from proceeds from the exercise of warrants, $608,126 received from the exercise of stock options and $1,007,315 incurred for various deposits, loans and lease liabilities and interest paid. During the comparative period ended December 31, 2019, net cash received from financing activities was $2,106,173 as a result of proceeds from the issuance of units of $1,839,800 and proceeds received from convertible debt of $585,116; partially offset by payment of $318,743 for various loans and lease liabilities and interest paid.

Prospectus Offerings Use of Proceeds

On June 17, 2020, the Company completed its IPO consisting of 16,100,000 common shares at $0.25 per common share for proceeds of $4,025,000. The following table provides an update on the anticipated use of proceeds raised, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to December 31, 2020
Build out of Mount Pleasant (less tenant improvement allowance)	$1,147,000	$39,401
Direct research and development expenses	150,000	150,000
General corporate & other working capital	2,231,000	2,231,000
Offering expenses and underwriter fees	497,000	374,365

Total	$4,025,000	$2,794,766

On August 7, 2020, the Company closed an agreement with Canaccord Genuity Corp. pursuant to which they agreed to purchase, on a bought deal basis (the “August Bought Deal”), 6,555,000 units at $1.30 per unit, for aggregate gross proceeds to the Company of $8,521,500. The following table provides an update on the anticipated use of proceeds raised in the financing, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to December 31, 2020
Expansion to the United States	$3,500,000	$423,560
Direct research and development expenses	750,000	138,519
Accretive acquisitions	1,500,000	—
General corporate & other working capital	1,739,780	1,739,780
Offering expenses and underwriter fee	1,031,720	798,552

Total	$8,521,500	$3,100,411

The Very Good Food Company | Management’s Discussion and Analysis

On December 4, 2020, the Company closed an agreement with Canaccord Genuity Corp. pursuant to which they agreed to purchase, on a bought deal basis (the “December Bought Deal”), 3,778,900 units at $3.50 per unit, for aggregate gross proceeds to the Company of $13,226,150. The following table provides an update on the anticipated use of proceeds raised in the financing, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to December 31, 2020
Commencement of operations at Rupert Facility	$10,000,000	$1,263,857
General corporate & other working capital	1,918,058	1,918,058
Offering expenses and underwriter fee	1,308,092	1,298,002

Total	$13,226,150	$4,479,917

Capital Resources

The Company is continually evaluating expansion opportunities both domestically and within certain international markets. Depending on the timing and scope of expansion opportunities identified by the Company, there will be a requirement for the investment of additional capital for the Company to continue to successfully execute on its growth strategy. Based on the ongoing analysis of potential growth opportunities, the Company is not able to currently quantify any specific non-committed future capital requirements.

On March 9, 2021, the Company announced that it has executed a non-binding term sheet (the “Term Sheet”) with a prominent institutional lender for a committed $70 million senior secured credit facility (the “Credit Facility”). Upon closing the proposed financing, VERY GOOD will have access to a senior secured $20 million revolving line of credit and a $50 million asset backed term loan. All amounts drawn under the Credit Facility will pay interest at a rate of 9.95% per annum and will be repaid in full upon maturity. The Credit Facility proposed will have a term of 24 months with an option to renew, upon mutual consent, for another 12 months and will be primarily secured by the Company’s current and planned production equipment.

OUTSTANDING SHARES, OPTIONS, AND WARRANTS

The Company is authorized to issue an unlimited number of common shares. The table below outlines the number of issued and outstanding common shares, warrants and options as at the dates indicated.

	As at April 26	As at December 31	As at December 31
	2021	2020	2019
Common shares	97,599,957	96,640,432	45,515,339
Warrants	2,402,251	2,889,367	7,757,670
Stock options	8,213,472	3,852,639	1,513,500

Common Shares

Common shares increased by 51.1 million during the year due to the following transactions:

•	16.1 million shares issued for the June 17, 2020 IPO

•	10.3 million shares issued for prospectus offerings on August 7, 2020 and December 4, 2020

•	0.4 million shares for private placements on August 13, 2020 and December 4, 2020

•	0.4 million shares for finder fees associated with the IPO, prospectus offerings and private placements

•	7.5 million shares issued pursuant to the conversion of convertible debentures

•	15.7 million shares for warrants and warrants exercised

•	0.2 million shares issued for executive management services with a former CFO

•	0.5 million shares issued for settlement of debt

The Very Good Food Company | Management’s Discussion and Analysis

Warrants

Warrants decreased 4.9 million from 7.8 million warrants in 2019 to 2.9 million warrants in 2020 due to:

•	13.4 million warrants exercised during the year

•	5.4 million warrants issued associated with the IPO, prospectus offerings and private placements

•	2.9 million warrants issued to agents associated with the IPO, prospectus offerings and private placements

•	0.2 million warrants issued for executive management services with a former CFO and COO

Stock Options

Stock Options increased 2.3 million during the year due to:

•	4.8 million stock options granted to directors, officers, employees and consultants

•	2.4 million stock options exercised during the year

•	0.1 million stock options cancelled or forfeited during the year

OFF-BALANCE SHEET AGREEMENTS

The Company does not have any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

FINANCIAL RISK MANAGEMENT

The Company is exposed to varying degrees to a variety of financial related risks in the normal course of operations including interest rate risk, credit risk, liquidity risk, foreign currency risk, commodity price risk and economic dependence risk. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures.

Interest Risk

The Company’s exposure to interest risk relates to its investment of surplus cash and cash equivalents, including restricted and unrestricted short-term investments. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At December 31, 2020, the Company had cash and cash equivalents of $25,084,083 and a 1% change in interest rates would increase or decrease interest income by $250,000.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, security deposits and receivables. The Company’s cash and unrestricted short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items. The Company’s receivables are comprised of trade accounts receivable and a GST receivable. At December 31, 2020, the Company has $43,153 in trade accounts receivable outstanding over 60 days, of which the Company has recognized an allowance for doubtful accounts of $39,917. Of the total billed trade receivables at December 31, 2020, the Company has subsequently collected or has trade payables outstanding with the same customers representing 32.5% of the total balance. The carrying amount of cash and cash equivalents, security deposits and trade and other receivables represent the maximum exposure to credit risk, and as at December 31, 2020, this amounted to $26,826,938.

The Very Good Food Company | Management’s Discussion and Analysis

Concentration of Credit Risk

Concentration of credit risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from 3 wholesale distributors of the Company representing 18% of total revenue during the year ended December 31, 2020. Of the Company’s trade receivables outstanding at December 31, 2020, 81% are held with 3 customers of the Company.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at December 31, 2020, the Company has $25,084,083 of cash and cash equivalents. The Company is obligated to pay accounts payable and accrued liabilities and the current portion of the lease liabilities with a carrying amount of $2,018,663.

The following are the contractual maturities of financial obligations:

Contractual Obligations as at December 31, 2020	Carrying amount	Contractual cash flow	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payables and accrued liabilities	$1,871,728	$1,871,728	$1,871,728	$—	$—	$—
Loan payable	30,000	30,000	—	30,000	—	—
Lease liabilities
Retail and production facilities	5,460,099	11,894,631	767,682	1,686,567	1,653,329	7,787,053
Equipment	56,623	59,304	53,004	6,300	—	—
Vehicles	19,565	24,902	8,435	16,156	311	—

Total Contractual Obligations	$7,438,015	$13,880,565	$2,700,849	$1,739,023	$1,653,640	$7,787,053

Foreign Currency Risk

The Company’s financial results are subject to volatility as a result of foreign exchange fluctuations. The Company has sales outside of Canada that are transacted in currencies other than Canadian dollar whereas the majority of its expenses are in Canadian dollar. As a result, fluctuation in the foreign exchange rate of these currencies can have a material impact on the financial condition and operating results.

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and deferred revenue that are denominated in US dollars. As at December 31, 2020, a 10% appreciation of the Canadian dollar relative to the US dollar would have increased net financial assets by approximately $102,312 (December 31, 2019 – $nil). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials to determine the appropriate course of action to be taken by the Company.

The Very Good Food Company | Management’s Discussion and Analysis

Equity Price Risk

In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Company’s shares will be subject to market trends generally and the value of the Company’s shares on a stock exchange may be affected by such volatility.

Fair Value of Financial Instruments

As at December 31, 2020 and 2019, the estimated fair values of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities and loan payable approximated their respective carrying values due to their short-term nature.

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management and directors. Compensation expense was as follows:

	Year ended December 31
	2020		2019
Salaries incurred to key management personnel*	$	,564,966	$95,027
Professional fees incurred to the former Chief Financial officer (“former CFO”)**		159,437	84,844
Share-based compensation		676,078	179,227

		$2,400,481	$359,098

*

The balance for the year ended December 30, 2020 includes $287,230 paid by the issuance of a total of 165,000 warrants, which have exercise prices ranging between $1.51 per share and $7.60 per share, with expiry dates ranging between August 13, 2021, and December 21, 2021.

**

The balance for the year ended December 30, 2020 includes $25,001 paid by the issuance of 166,670 units. Each unit consists of one common share and one-half of share purchase warrant exercisable at a price of $0.30 per share for a period of 12 months from issuance, subject to early acceleration in certain circumstances.

The following is a summary of the significant related party balances:

	Year ended December 31
	2020	2019
Due from the Chief Executive Officer (“CEO”) and Director	$—	$18,722
Due from the Chief Research and Development Officer (“CRADO”) , and Director	—	5,558
Due from related parties*	$—	$24,280
Due to the former CFO, included in accounts payable and accrued liabilities*	$—	$3,413
Prepaid professional fees for the former CFO, included in prepaids and deposits	$—	$5,815

*	The amounts due to (from) related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

The Very Good Food Company | Management’s Discussion and Analysis

On February 11, 2020, the Company entered into a loan agreement with the CEO and the CRADO of the Company (the “Lenders”), whereby the Lenders agreed to loan the Company up to a maximum aggregate loan amount of $1,200,000 (the “Principal”), in three equal tranches of $400,000. The outstanding amount of the Principal matures on May 11, 2021, and bears interest from and after the date of each advance until repayment at the rate of 0.67% per month, simple interest. The Company also executed a general security agreement with the Lenders, which creates a security interest over all present and after acquired property of the Company. The Company received one tranche of $400,000 on February 11, 2020. On June 22, 2020, the Company repaid the principal balance of $400,000 and interest of $11,728.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the annual consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•

The inputs, including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options, used in calculating the fair value for share-based compensation expense included in comprehensive loss.

•

The valuation of shares and other equity instruments issued in non-cash transactions. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

•

Amortization of right-of-use assets and property and equipment are dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

•

Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future market demand, costs and prices.

CHANGES IN ACCOUNTING POLICIES

Effective for the year ended December 31, 2020, the Company elected to change its accounting policy for the presentation of expenses on its consolidated statements of net loss and comprehensive loss from the “nature of expense” method do the “function of expense” basis. The Company believes that the revised presentation provides more relevant financial information to users of the consolidated financial statements. Please refer to Note 3 of the consolidated financial statements for a summary of the impacts to the consolidated statement of net loss and comprehensive loss.

The Very Good Food Company | Management’s Discussion and Analysis

RISKS AND UNCERTAINITIES

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking information, including without limitation, the following factors, which are discussed in greater detail in our filings with Canadian regulatory authorities at www.sedar.com, including our Annual Information Form.

•

The global spread and unprecedented impact of COVID-19 continues to create significant volatility, uncertainty and economic disruption. The specific impacts that we may experience as a result of COVID-19 include disruptions to our operations and lost revenue if a significant number of our employees are asked to self-isolate and are unable to work or if we are required to temporarily suspend production as a result of an outbreak of COVID-19. Overall, the ongoing effects of COVID-19 could have a material adverse impacts on our business, results of operations, financial condition, and cash flows and may adversely impact the price of our Common Shares.

•

Any substantial delays in bringing the Rupert Facility up to full production on our current schedule will affect our production capacity, our ability to meet demand for our products and expand distribution, all of which would negatively impact our ability to achieve our growth goals, financial performance and the price of our Common Shares. Similarly, delays in the construction of Mount Pleasant will prevent us from opening our second flagship store and launching the innovation centre within our current timeframe. Further, our failure to successfully commission, or any substantial delays in our current schedule for commissioning the California Facility, will have a negative impact on our US expansion plans. Even if we are able to establish these facilities as planned and on schedule, we may not realize all of the operational and financial benefits we expect to receive.

•

We will require significant capital for the build-out and equipping of our Rupert Facility, Patterson Facility and Mount Pleasant, and for funding product development and innovation, potential acquisitions, marketing and other corporate initiatives. Unanticipated costs may also arise and our overall future capital requirements may vary due to the occurrence of unforeseen factors. We had negative cash flow from operating activities of $9,660,481 and $1,432,523 for the fiscal years ended December 31, 2020 and 2019, respectively, and will require additional equity or debt financing to operate and expand our business. If such financing is not available to us, or is not available on satisfactory terms, our ability to operate and expand our business or respond to competitive pressures would be curtailed or severely limited and we may need to delay, limit or disregard expansion plans, elements of our growth strategy or operations. Our inability to secure sufficient funding could have a material adverse effect on our business, financial condition, results of operations. In addition, the issuance of Common Shares pursuant to any equity financing may affect the value of our Common Shares and could result in dilution to our Shareholders.

•

We have experienced net losses since incorporation. For the fiscal years ended December 31, 2020 and 2019 we incurred net losses of $13,858,800 and $2,341,544, respectively. We anticipate that our operating expenses and capital expenditures will increase substantially in the foreseeable future as we continue to invest to expand our production capacity, increase our customer base, supplier and distributor network, hire additional employees, scale our R&D efforts and introduce new products in the market, pursue expansion to other jurisdictions, and ramp-up our marketing programs to build brand awareness. Our expansion efforts may prove more expensive than anticipated, and we may not succeed in increasing sales and margins sufficiently to offset the anticipated higher expenses. Accordingly, we may not be able to achieve or sustain profitability, and we may incur significant losses for the foreseeable future.

•

The loss of some or all of our management team or other key personnel, including the directors and managers of key functional areas, could negatively affect our ability to develop and pursue our growth strategy, which could adversely affect our business and financial condition. Any departures of senior management could also be viewed in a negative light by investors, which could cause the market price of our Common Shares to decline.

The Very Good Food Company | Management’s Discussion and Analysis

•

We face intense competition in the plant-based food industry as new entrants and more traditional food companies vie for market share in this rapidly evolving market. Most of our competitors are, and many of our potential competitors may be, larger, and may have greater brand recognition, greater presence in both the retail and online marketplace and access to greater financial, marketing and other resources. Therefore, these competitors may be able to devote greater resources to the marketing and sale of their products, generate greater brand recognition or adopt more aggressive pricing policies and distribution methods than we can. As a result, we may lose market share, which could reduce our revenue and adversely affect our results of operations. There is no assurance that we will continue to compete successfully against existing or future competitors.

•

A number of the ingredients in our products, such as vegetables, beans and vital wheat gluten derived from wheat flour, are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilence which may reduce their available supply. We also compete with other food producers in the procurement of ingredients, and as consumer demand for plant-based protein products increases, this competition may increase. If supplies of quality ingredients are reduced or there is greater demand for such ingredients, we may not be able to obtain sufficient supply on favourable terms, or at all, or if we are unable to secure long-term supply agreements, this could impact our ability to meet demand for our products which may adversely affect our business, results of operations and financial condition.

•

There is risk in our ability to effectively scale production processes and effectively manage our supply chain requirements. If we do not accurately align our production capabilities and inventory supply with demand, our business, financial condition and results of operations may be materially adversely affected.

•

We have grown rapidly since inception and in particular since completing the IPO, which growth has placed significant demands on our management, financial, operational, and other resources. The anticipated growth and expansion of our business and our product offerings will continue to place considerable demands on our management and operations teams and require substantial additional resources to meet our needs, which may not be available in a cost-effective manner, or at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, any of which could harm our business, brand, results of operations and financial condition.

•

Our acquisition strategy could require significant management attention, disrupt our business and harm our business, financial condition and results of operations. To pay for any such acquisitions, we would have to use cash, incur debt, or issue debt or equity securities, each of which may affect our financial condition or the value of our Common Shares and could result in dilution to our Shareholders.

•

Our use of third-party providers for fulfillment is subject to risks, including but not limited to, labour disruptions, human error and shipment delays. Any unanticipated changes in our third-party providers, such as a result of a strike or other stoppages, could result in logistical difficulties that could adversely impact deliveries and we may incur costs and expend resources in connection with such change.

•

We are subject to risks that affect the food industry in general, including the risks posed by food spoilage, accidental contamination, foodborne illness, product tampering, consumer product liability, and the potential costs and disruptions of a product recall. Any product safety issue could subject us to product liability and negligence claims, including consumer class action lawsuits, adverse publicity and government scrutiny, investigation or intervention, resulting in increased costs and decreased sales. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any of these events could have a material adverse impact on our business, financial condition and results of operations.

•

Real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our Company, brand or products, or the industry as a whole, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and operating results.

The Very Good Food Company | Management’s Discussion and Analysis

•

Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Issues regarding the safety of any of our products, regardless of the cause, may have a substantial and adverse effect on our brand, reputation and operating results.

•

We could be required to recall certain or a large portion of our products, including in the event of contamination or adverse test results or as a precautionary measure. A product recall could result in significant losses due to its costs, destruction of product inventory and lost sales due to the unavailability of the product or potential loss of current or new customers as a result of an adverse impact on our reputation.

•

We rely on unpatented proprietary expertise, recipes and formulations and other trade secrets to develop and maintain our competitive position. If we do not keep our trade secrets confidential, others may produce products with our recipes or formulations. Further, we currently own no patents or exclusive intellectual property rights in processes used for our products. As a result, our current and future competitors may be able to create and sell products similar to ours.

•

We rely on trademark registrations and common law trademark and copyright rights to protect the distinctiveness of our brand. Current and future trademarks not yet registered may not be approved, or may be refused, and ultimately not registered. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products.

•

The products sold in our wholesale program are sold through food distributors who sell and deliver our products to retailers. The loss of one or more significant distributors, if we are unable to replace the distributor in a timely manner, could negatively affect our business, results of operations and financial condition.

•

Maintaining and enhancing our current brand image and awareness or any future brands we develop or acquire may require us to make investments in areas such as public relations and marketing. These investments may be substantial, and our efforts may not ultimately be successful.

•

Our brand image and reputation may be impacted by actions taken by our employees, product attributes (including food safety and quality assurance issues that may result in recalls) and negative commentary or reviews. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of consumers, including adverse publicity, governmental investigation or litigation, could significantly reduce the value of our brand and adversely affect our business, results of operations and financial condition. Negative publicity about us, our brands or our products on social or digital media could seriously damage our brands and reputation.

•

Our facilities are vulnerable to disruption from natural disasters, extreme and/or unusual weather, global health crises and disease outbreaks (including COVID-19), and other unexpected events. These events could cause disruptions in our operations and those of our third-party partners, including our suppliers. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all which would adversely affect our business, results of operations and financial condition.

•

Our future growth depends, in part, on our expansion efforts outside of Canada. Failure to develop new markets outside of Canada (through our eCommerce store or otherwise) may harm our business, growth and results of operations and could cause the market price of our Common Shares to decline.

•

Our products are subject to regulations governing their labeling, marketing and advertising. If regulators determine that the labeling of any of our products is not in compliance with applicable law or regulations in Canada or other jurisdictions, we could be subject to civil remedies or penalties, such as fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of the products, or refusals to permit the import or export of products, as well as potential criminal sanctions. We could also become subject to third-party claims, because of any violations of, or liabilities under, such requirements, including any competitor or consumer challenges relating to compliance with such requirements. Such claims could include challenges to our label or labeling claims that, if successful, could require us to make labeling changes and/or pay monetary damages. Any change in labeling or packaging

The Very Good Food Company | Management’s Discussion and Analysis

requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our operations and financial condition. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, results of operations and financial condition.

•

Our growth in part depends on our ability to develop and market new products and improvements to our existing products that appeal to consumer preferences. Failure to develop and successfully market and sell new products will inhibit our growth, sales and profitability.

•

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to acquire new customers and retain existing customers across our distribution channels. We may fail to acquire or retain customers due to a variety of factors including negative value and quality perceptions, a lack of new and relevant products or failure to deliver customers’ orders in a timely manner.

•

We could be affected by other adverse developments in the relationship with one or more large customers including the loss thereof, the reduction of purchasing levels or the cancellation of any business from large customers for an extended period of time which could have a material adverse effect on our business, financial condition and results of operations.

•	Our failure to properly price our products could have a material adverse effect on the Company’s financial condition and results of operations.

•

We are subject to employment, health and safety, cyber and data security, privacy, environmental, tax, advertising, competition and other laws, and regulation by government agencies such as Health Canada and the Canadian Food Inspection Agency who regulate various aspects of our products, including food safety standards, preventive controls plans, traceability and current good manufacturing practices. Failure by us to comply with applicable laws and regulations and permits and licenses could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our financial condition and results of operations.

•

The regulatory environment in which we operate could change significantly in the future. Enforcement of existing laws and regulations, changes in legal requirements and/or evolving interpretations of existing regulatory requirements may result in increased compliance costs and create other obligations, financial or otherwise, that could adversely affect our business, financial condition or results of operations.

•

The failure of our information technology systems to operate effectively could adversely affect our business. A disruption to our eCommerce business could reduce our eCommerce revenue, increase our costs, diminish our growth prospects, expose us to litigation, decrease customer confidence and damage our brand, and a material interruption to any of our computer systems could adversely affect our business or results of operations and our reputation. Any compromise of our security or accidental loss or theft of customer or employee data in our possession could result in a violation of applicable privacy and other laws, significant legal and financial exposure and damage to our reputation, which could adversely impact our business, financial condition, results of operations and the price of our Common Shares.

•

Litigation and other claims against us could result in unexpected expenses and liabilities, which could materially adversely affect our operations, our reputation and the market price of our Common Shares.

•

As climate change accelerates, its impacts are becoming more widespread and unpredictable. The incidence and impact of severe weather-related events, long term changes in weather patterns that lead to extreme weather and natural disasters including flooding and drought, may have a negative effect on

The Very Good Food Company | Management’s Discussion and Analysis

agricultural productivity, which may result in decreased availability or less favourable pricing for some or many of the ingredients in our products such as such as legumes and vegetables.

•

There is no guarantee that our insurance coverage will be sufficient, or that insurance proceeds will be paid to us on a timely basis. In addition, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure.

•

The issuance of additional Common Shares, or securities convertible into Common Shares, under any equity financing or pursuant to any equity-based compensation plans, may have a dilutive effect on the interests of Shareholders.

•

We lease all of our facilities and accordingly are subject to all of the risks associated with leasing, occupying and making tenant improvements to real property, including adverse demographic and competitive changes affecting the location of the property and changes in availability of and contractual terms for leasable commercial and retail space. We also have significant financial obligations under the leases we have entered into and if we are not able to meet our lease obligations, this could have a material adverse effect on our financial condition and business.

•

Consumer trends could change based on a number of possible factors, including economic factors and social trends. If consumer demand for our products decreases, our business and financial condition would suffer.

•

The global economy can be negatively impacted by a variety of factors such as the spread or fear of spread of contagious diseases (such as COVID-19), man-made or natural disasters, actual or threatened war, terrorist activities, political unrest, civil unrest, and other geopolitical uncertainty. Prolonged unfavourable economic conditions or uncertainty may have an adverse effect on our business and financial condition.

•

As we expand our operations, unions may attempt to organize all or part of our employee base. Responding to such organization attempts may divert the attention and efforts of management and employees and may have a negative financial impact on our business. Protracted and extensive work stoppages or labour disruptions such as strikes or lockouts could have a material adverse effect on our business, financial condition and results of operations.

•

If we obtain status as a Certified B Corporation our reputation could be harmed if we lose such status, whether by our choice or by our failure to meet B Lab’s certification requirements, if that change in status were to create a perception that we are more focused on financial performance and are no longer as committed to the values shared by Certified B Corporations.

•

If our ESG practices do not meet third-party benchmarks or scores we may lose investment from certain Shareholders and our business and reputation could be negatively impacted and the price of our Common Shares could be materially and adversely affected.

•

We are party to contracts, transactions and business relationships with various third parties, pursuant to which such third parties have performance, payment and other obligations to us. If any of these third parties were to become subject to bankruptcy, receivership or similar proceedings, our rights and benefits in relation to our contracts, transactions and business relationships with such third parties could be terminated, modified in a manner adverse to us, or otherwise impaired.

•

Changes in accepted accounting principles and related accounting pronouncements, implementation guidelines or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported financial performance or financial condition in accordance with generally accepted accounting principles.

•	The market price of our Common Shares could be subject to significant fluctuations which could materially reduce the market price of our Common Shares regardless of our operating performance.

•

We cannot predict the size of future issuances of our Common Shares or the effect, if any, that future issuances and sales of our Common Shares will have on the market price of our Common Shares. Sales

The Very Good Food Company | Management’s Discussion and Analysis

of substantial amounts of our Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Shares.

•	We currently expect to retain all available funds for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future.

BOARD APPROVAL

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company.

The Board of Directors of the Company has approved the financial statements and the disclosure contained in this MD&A.

CONTROLS CERTIFICATION

In connection with National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer, will file a Venture Issuer Basic Certificate with respect to the financial information contained in unaudited interim financial statements and the audited annual financial statements and respective accompanying Management’s Discussion and Analysis. The Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.

The Very Good Food Company Inc. 2748 Rupert Street, Vancouver, BC, V5M 3T7 Canada 1.855.526.9254 hello@verygoodfood 213892-001 .com www.verygoodfood.com